

Mail Stop 3561

May 1, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re:** **Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2007**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your response dated April 7, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F/A2 for the Year Ended December 31, 2007

Item V. Operating and Financial Review and Prospects

A. Operating Results

Selected Annual Information, page 27
1. Please revise you discussion of results for the following items:
    a. We note that the third sentence of the first paragraph discussing revenues and membership sales cites "increased sales of club memberships and corresponding total revenue decreased during the period," but the statistics supporting this statement are not presented until the first paragraph on page 28. For clarity, please consider presenting the number of memberships sold and mean average price as part of your table (in the position of least prominence).
    b. Please explain to us and revise your disclosure to explain your intended meaning of the disclosure "over-accruals recognized in 2005 resulting in decline of other revenue in 2007" contained in the last sentence of your first paragraph.
    c. In the first paragraph on page 28, please explain to us how minimal business interruption resulted in a decrease to the mean average travel club price.
    d. In the fourth paragraph on page 28, please eliminate the non-GAAP measure showing expenses exclusive of stock-based compensation. See Rule 10(E) of Regulation S-K.
    e. The second sentence of the seventh paragraph on page 28, discussing the decline in commission costs, appears to have excluded part of the explanation. Please revise.
    f. Please revise your discussion of the deferral period of commission expenses for consistency with the policy as disclosed in Notes 3(b) and 3(m) of your financial statements. That is, the policy disclosed in your financial statements indicates that sales commissions are deferred and amortized to operations on the same basis as the related membership sales, and that commission expenses associated with lifetime memberships are deferred over a period of 5 years.
    g. In the last paragraph of this section on page 28, you state that you changed your presentation of Direct Selling Expenses and Discounts from gross to net method for the period from January 01, 2007 but periods prior to that date were not restated. Please revise to present all periods on a consistent basis, or tell us why such a reclassification is not necessary.

Report of Independent Registered Accountant, page 62

2. Refer to our previous comment 24. Please file an amended Form 20-F for the year ended December 31, 2007 that includes a revised auditor's report with an explanatory paragraph regarding the restatement in accordance with the guidance in paragraph 12 of Section 420 in the Statement of Auditing Standards.

3. Please also revise the opinion to state the period ended September 30, 2007 is a nine-month period. Description of this period throughout your filing should be similarly revised, as appropriate.

Consolidated Statements of Operations, page 64

4. As stated in SAB Topic 14-F, it is the staff's position that the charge related to share based payment arrangements should be presented (classified) in the same line or lines of the income statement as cash compensation paid to the same employees. Please reclassify the balances to "wages." After reclassifying these expenses, you may also consider disclosing the amount of the expense to share-based payment arrangements included in specific line items in the financial statements if you elect to do so. See SAB Topic 14-F for guidance with respect to how to provide these disclosures.

Note 11. Convertible Debentures

5. Refer to our previous comment 19. Please expand your footnote disclosure to indicate the original issue date and maturity date of these instruments, as well as the fact that you have been unable to contact the holders as represented in your response. Also, clarify your disclosure with respect top whether or not these debentures continue to be convertible into 4,622 common shares. In your response, you state there is no conversion possibility. However, you continue to use the term "convertible" debentures.

Form 6-K for the month of April, 2008

Financial statements for the six months ended March 31, 2008

6. Refer to our previous comment 27. Please revise to indicate whether or not you are using the equity method of accounting for your investment in the Needles acquisition. If not, tell us how you are accounting for this investment.

7. Refer to our previous comment 27. Please tell us why you believe your current balance sheet presentation of the acquisition of certain assets of Family Vacation Centers is appropriate, and why you do not believe it is the acquisition of a business. Support your position with the guidance used in determining such treatment.

General

8. Please file your amended 6-K as indicated in your response letter. We may have further comments upon filing of this amendment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Martin Tutschek
Forum National Investments Ltd.
May 1, 2009
Page 5

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief